Form C

Cover Page

Name of issuer:

Edify.ai, Inc

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 5/31/2018

Physical address of issuer:

669 South West Temple, Suite 222
Salt Lake City UT 84101

Website of issuer:

http://www.edify.ai

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Convertible Note

Target number of securities to be offered:

200,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $200,000; interests will be sold in increments of $1; each investment is convertible to one share as described under Item 13.

Target offering amount:

$200,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,070,000.00

Deadline to reach the target offering amount:

3/4/2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

9

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$555,556.00	$111,163.00
Cash & Cash Equivalents:	$24,141.00	$13,163.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$742,257.00	$154,459.00
Long-term Debt:	$270,300.00	$125,000.00
Revenues/Sales:	$120,000.00	$2,500.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$659.00	$0.00
Net Income:	($288,705.00)	($168,919.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Edify.ai, Inc

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Lisa Samara	President/COO	Domus, Inc.	2018
Kirill Tatarinov	Board member of multiple companies	Retired (as CEO of Citrix Corp)	2018
Cory Linton	CEO	Edify.ai	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Shahid Chishty	CFO	2020
Brian Kennedy	Chief Technology Officer	2018
Cory Linton	President	2018
Cory Linton	CEO	2018
Cory Linton	Secretary	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Cory Linton	610000.0 Class A (485,000), and Class B (125,000)	88.99

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Investments in small businesses and start-up companies are often risky.

The Company's management may be inexperienced in the safety market and investors will not be able to evaluate the Company's operating history. Small businesses may also depend heavily upon a single customer, supplier, or employee whose departure would seriously damage the company's profitability. The demand for the company's product may be seasonal or be impacted by the overall economy, or the company could face other risks that are specific to its industry or type of business. The Company may also have a hard time competing against larger companies who can negotiate for better prices from suppliers, produce goods and services on a large scale more economically, or take advantage of bigger marketing budgets. Furthermore, a small business could face risks from lawsuits, governmental regulations, and other potential impediments to growth.

State and federal security laws

The Shares have not been registered under the Securities Act, in reliance, among other exemptions, on the exemptive provisions of article 4(2) of the Securities Act and Regulation D under the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Shares will not be registered, and no one has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of the offering.

No governmental agency has reviewed the offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of any offering. The exemptions relied upon for such offerings are significantly dependent upon the accuracy of the representations of the investors to be made to the Company in connection with the offering. In the event that any such representations prove to be untrue, the registration exemptions relied upon by the Company in selling the Shares might not be available and substantial liability to the Company would result under applicable securities laws for rescission or damages.

There is no public trading market for the Shares, and none may develop. The Shares sold in this offering are restricted and not freely transferable.

There has been no public or private market for the Shares, and there can be no assurance that any such market would develop in the foreseeable future. There is, therefore, no assurance that the Shares can be resold at all, or near the offering price. You will be required to represent that it is acquiring the Shares for investment and not with a view to distribution or resale, that it understands that the Shares are not freely transferable and, in any event, that it must bear the economic risk of an investment in the Shares for an indefinite period of time because the Shares have not been registered under the Act or applicable state Blue Sky or securities laws. The Shares cannot be resold unless they are subsequently registered or an exemption from registration is available.

There is no active trading market for the Shares being offered and no market may develop in the foreseeable future for the Shares. Further, there can be no assurance that the Company will ever consummate a public offering of any of the Shares. Accordingly, investors must bear the economic risk of an investment in the Shares for an indefinite period of time. Even if an active market develops for the Shares, Rule 144 promulgated under the Securities Act ("Rule 144"), which provides for an exemption from the registration requirements under the Securities Act under certain conditions, requires, among other conditions, for resales of the Shares acquired in a non-public offering without having to satisfy such registration requirements, a six-month holding period following acquisition of and payment in full for the securities assuming the issuer of such securities has filed periodic reports with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act") for a period of 90 days prior to the proposed sale. If the issuer of such securities has not made such filings, such securities will be subject to a one-year holding period before they can be resold under Rule 144. There can be no assurance that the Company will fulfill any reporting requirements in the future under the Exchange Act or disseminate to the public any current financial or other information concerning the Company, as is required by Rule 144 as part of the conditions of its availability.

Accordingly, you should be prepared to hold the Shares acquired in such offerings indefinitely and cannot expect to be able to liquidate any or all of their investment even in case of an emergency. In addition, any proposed transfer must comply with restrictions on transfer imposed by the Company and by federal and state securities laws. The Company may permit the transfer of the Shares out of a subscriber's name only when his or her request for transfer is accompanied by an opinion of counsel reasonably satisfactory to the Company that neither the sale nor the proposed transfer results in a violation of the Securities Act or any applicable state securities or "blue sky" laws.

THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL EVER FILE A REGISTRATION STATEMENT TO REGISTER THE SHARES, THAT SUCH REGISTRATION STATEMENT WILL BECOME EFFECTIVE, OR THAT ONCE EFFECTIVE, SUCH EFFECTIVENESS WILL BE MAINTAINED.

The Company has limited operating history.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development, . The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The offering price of the Shares has been arbitrarily determined and may not be indicative of its actual value or future market prices.

Early stage companies such as Edify are notoriously difficult to value. The offering price was not established in a competitive market but was determined by the placement agent and the Company. The offering price bears no relationship to the Company's assets, book value, historical results of operations or any other established criterion of value. Rather it is based on the future potential revenues and profits, which may not occur. The offering price should not be considered as an indication of the Company's actual value of the Shares.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company may not be able to manage its potential growth.

For the Company to succeed, it needs to experience significant expansion. There can be no assurance that it will achieve this expansion. This expansion, if accomplished, may place a significant strain on the Company's management, operational and financial resources. To manage any material growth, the Company will be required to implement operational and financial systems, procedures and controls. It also will be required to expand its finance, administrative and operations staff. There can be no assurance that the Company's current and planned personnel, systems, procedures and controls will be adequate to support its future operations at any increased level. The Company's failure to manage growth effectively could have a material adverse effect on its business, results of operations and financial condition.

The Company faces significant competition.

The Company faces competition from other companies, some of which might have received more funding than the Company has, have existed for longer than the company has, have their own sources of capital and don't need funding, and/or has an existing customer base through which to sell. One or more of the Company's competitors could offer services similar to those offered by the Company at significantly lower prices, which would cause downward pressure on the prices the Company would be able to charge for its services. If the Company is not able to charge the prices it anticipates charging for its services, there may be a material adverse effect on the Company's results of operations and financial condition. In addition, while the Company believes it is well-positioned to be the market leader in its industry, the emergence of one of its existing or future competitors as a market leader may limit the Company's ability to achieve national brand recognition, which could also have a material adverse effect on the Company's results of operations and financial condition.

The Company's growth relies on market acceptance.

While the Company believes that there will be significant customer demand for its products/services, there is no assurance that there will be broad market acceptance of the Company's offerings. There also may not be broad market acceptance of the Company's offerings if its competitors offer products/services which are preferred by prospective customers. In such event, there may be a material adverse effect on the Company's results of operations and financial condition, and the Company may not be able to achieve its goals.

The Company may not pay dividends for the foreseeable future.

Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the Shares.

Because the Company's founders, directors and executive officers may be among the Company's largest stockholders, they can exert significant control over the Company's business and affairs and have actual or potential interests that may depart from those of subscribers in the offering.

The Company's founders, directors and executive officers own or control a significant percentage of the Company. Additionally, the holdings of the Company's directors and executive officers may increase in the future upon vesting or other maturation of exercise rights under any of the options or warrants they may hold or in the future be granted or if they otherwise acquire additional interest in the Company. The interests of such persons may differ from the interests of the Company's other stockholders, including purchasers of the Shares in the offering. As a result, in addition to their board seats and offices, such persons will have significant influence over and control all corporate actions requiring stockholder approval, irrespective of how the Company's other stockholders, including purchasers in the offering, may vote, including the following actions: to elect or defeat the election of the Company's director; to amend or prevent amendment of the Company's Certificate of Incorporation or By-laws; to effect or prevent a merger, sale of assets or other corporate transaction; and to control the outcome of any other matter submitted to the Company's stockholders for vote.

Such persons' ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could reduce the Company's stock price or prevent the Company's stockholders from realizing a premium over the Company's stock price.

The Company may not have audited financial statements nor is it required to provide investors with any annual audited financial statements or quarterly unaudited financial statements.

The Company may not have audited financial statements or audited balance sheets reviewed by outside auditors. In addition, the Company is not required to provide investors in the offering with financial information concerning the Company to which the investors may use in analyzing an investment in the

Company. Therefore, your decision to make an investment in the Company must be based upon the information provided to the investors in its private placement documents without financial statement information and therefore, the limited information provided herewith with which investors will make an investment decision may not completely or accurately represent the financial condition of the company. Furthermore, as a non-reporting SEC company, the Company is not required to provide you with annual audited financial statements or quarterly unaudited financial statements.

Data breach, security breach of data, exposing of private data about customers and users, etc.

The Company is in the business of storing data about the day to day safety practices of employees, all of which is stored in Microsoft Azure data centers. A data breach could expose that data, causing loss of customer trust in edify. Note that at the time of this offering, no social security numbers are stored and Edify uses best practice industry standards and partners with Microsoft for strong security. However, none of that is a guarantee that a catastrophic data will not happen in the future.

The construction, mining, energy, utilities, or manufacturing industries could retract thus limiting the marketability of Company's software products.

A major economic slowdown in the United States would slow construction, mining, energy, utilities, and manufacturing. Such a slowdown would limit customer's profit margins, reducing the capital available to invest in new projects such as The Company. An economic slowdown could also decrease demand for workers in these industries, reducing the desire of companies to invest in employee programs such as safety and engagement.

Software platform companies, including Apple, Microsoft, and Google could significantly change their platforms and the Company doesn't have the resources to make the required changes.

If Microsoft changed their core platform, The Company could be forced to commit significant resources to the platform changes—with little benefit to end users, and without adding new features to drive more sales. Such changes can be very costly and could threaten The Company's ability to stay in business. The company follows all guidelines from Microsoft to avoid such changes.

Larger software companies in the same sectors (construction, mining, energy, utilities, and manufacturing) could add Company's functionality to their own software rendering Company's technology obsolete.

The construction, energy, mining, utilities, and manufacturing industries could determine that employee safety is not a priority thus rendering the Company's software useless. Prior to the creation of OSHA in the 1970's, employee safety was not a priority for most organizations. Deregulation and other political factors could make companies not care about safety as much as they do today.

A large company could copy the functionality of The Company's core software, forcing The Company to commit significant financial resources to defends its intellectual property, taking resources that could otherwise be spent on product investments, sales, or marketing.

Loss of key engineering talent—engineers that have been building The Company's products for 18+ months could get sick, die, quit, or otherwise become unavailable to The Company, and The Company may be unable to hire engineering talent to replace that engineering talent--causing delays in new functionality and/or new releases that customers desire.

Can't hire new talent fast enough in the current tight labor market

The current labor market is very tight in the United States, and especially competitive for technical talent. If The Company cannot hire fast enough to fill critical needs, progress could be hampered and growth slowed.

The Company's software architecture turns out to not be flexible enough for the changes required by customers, forcing Company to have to invest large sums to re-architect and re-design the product.

Current valuations of SAAS companies could reduce based on market demand, macro economic factors such as COVID 19, all limiting The Company's ability to raise additional growth capital, and reducing the value of current investor's shares..

The global effects of COVID 19 could continue for many months, significantly slowing down the economic activity in Company's key markets--construction, mining, energy, utilities, and manufacturing. A slowdown in those markets would reduce the overall market potential of Company's products, putting downward pressure on growth.

The company may not have adequate capital to fulfill its obligations and continue to grow. As an early stage tech startup, the company lacks sufficient capital resources to fulfill all obligations and may run out of capital prior to selling additional product, or prior to raising investment capital.

Shahid Chishty and Manoj Perumal are part-time employees. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The company's development partner, SIMVSR, LLC, is an independent company

that performs work for hire services for Edify. As such, if SIMVSR ceases to be a going concern, Edify's ability to continue software engineering and product development would be negatively impacted and Edify would be required to find another partner.

Edify produces software that is used by frontline workers that work in remote and harsh environments and depends on data connectivity. If data connectivity issues in the harsh environments cause usage problems with Edify software, Edify's usage could be curtailed and future sales opportunities negatively impacted.

Enterprise customers execute slowly on contracts, often taking 6-12 months after the verbal commitment to purchase. Due to the long sales cycle, Edify could deplete capital resources and run out of money before executing new contracts.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business, and to give continuity to the current company leadership.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$200,000**

Use of Proceeds: Raising the minimum tier of $200,000 will enable us to make two, key hires to maximize existing contracts with large growth potential.

First: $65,000 for hiring a full-time support person to allow existing management to focus on business development.

Second: $120,000 for hiring a seasoned product manager and operations chief. This individual has already been identified and is prepared to join immediately. This individual and the founder worked together for many years.

These hires will enable the founder to focus full time on sales and marketing. As sales grow from the above two hires, additional hires will be made possible through the additional, organic revenue growth.

$15,000 will go towards the Wefunder intermediary fee.

If we raise: **$1,070,000**

Use of Proceeds: If we raise the full amount, all money will go towards growing the business faster by investing additional funds in sales and marketing and customer support, and artificial intelligence that is key to future, long-term value.

All spending listed below is for a 12 month period.

Sales and marketing: $450,000 will be used for sales and marketing, including the following:

- $75,000 for marketing

- 1, full-time sales professional. These individuals will act in sales and implementation with key, large customers with whom we already have contracts, and that have Millions of dollars of potential growth.

- 2, full-time, mid-level sales representatives (compensation will be base plus commission), to work the existing distribution channels that have already been created.

Customer Success: $170,000

- Hire 1, full-time support professional.

- Hire 1, fully-time senior Customer Success Manager

Product development and implementation: $380,000 will be used for product development, including the following which will be implemented immediately:

- $150,000: hire 1, full-time, onshore data scientist to further build out Edify AI functionality.

- $149,750: hire 3 senior developers with our offshore team in India to enhance the AI, and build required customizations for large, enterprise clients.

Management and Finance: $0

- No additional funds will be spent on management and finance, all management expenses are being covered by existing revenue.

$80,250 will go towards the Wefunder intermediary fee.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to

reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933.   In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Convertible note with $12,000,000.00 valuation cap; 10.000% discount; 4% interest.
See exact security attached as Appendix B, Investor Contracts.

Type of Security: Convertible Promissory Notes ("Notes").

Amount to be Offered: The goal of the raise is $200,000.00

Valuation Cap: $12,000,000.00

Discount Rate: 90%

Maturity Date: 24 months from the Effective Date.

Interest Rate: 4%. Interest shall commence with the date of the convertible note and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after the Maturity Date

Early-Bird: Investors investing in the first $250,000.00, will receive a valuation cap of
$9,900,000.00

Conversion and Repayment

Conversion upon a Qualified Financing. In the event that the Company issues and sells shares of its equity securities ("Equity Securities") to investors (the "Investors") while this Note remains outstanding in an equity financing with total proceeds to the Company of not less than $1000000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 90%, and (ii) the quotient resulting from dividing $12,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other convertible

Company issuable upon the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. Notwithstanding this paragraph, if the conversion price of the Notes as determined pursuant to this paragraph (the "Conversion Price") is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors.

b. Change of Control. If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, the Company shall repay the Holder in cash in an amount equal to the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal. For purposes of this Note, a "Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the

voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

c. Procedure for Conversion. In connection with any conversion of this Note into capital stock, the Holder shall surrender this Note to the Company and deliver to the Company any documentation reasonably required by the Company (including, in the case of a Qualified Financing, all financing documents executed by the Investors in connection with such Qualified Financing). The Company shall not be required to issue or deliver the capital stock into which this Note may convert until the Holder has surrendered this Note to the Company and delivered to the Company any such documentation. Upon the conversion of this Note into capital stock pursuant to the terms hereof, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company shall pay the Holder cash equal to such fraction multiplied by the price at which this Note converts.

Senior Indebtedness. The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the date of this Note or hereafter incurred. "Senior Indebtedness" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

Irrevocable Proxy. The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and (ii) direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of (i) the purchase price of the securities, and (ii) the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control (as defined in the Company's Investment Agreement) or dissolution.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

☐ Yes:
☑ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

Any term of this Note may be amended or waived with the written consent of the Company and the Holder. In addition, any term of this Note may be amended or waived with the written consent of the Company and the Majority Holders. Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the holders of, all of the Notes, and the Company shall promptly give written notice thereof to the Holder if the Holder has not previously consented to such amendment or waiver in writing; provided that the failure to give such notice shall not affect the validity of such amendment or waiver.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B Common	2000000	198383	No ⌄
Class A Common	2000000	545000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	572,000 (including 245,000 unassigned for key employees)

Describe any other rights:

Class A and Class B Common Stock have the same liquidation preferences, but Class A has voting rights and Class B does not. There is no preferred stock authorized at this time.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares.

As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 90% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $12,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our stock that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the

- market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Small Business Administration EIDL loan
Issue date	05/14/20
Amount	$150,000.00
Outstanding principal plus interest	$150,000.00 as of 10/10/20
Interest rate	1.0% per annum
Maturity date	05/15/31
Current with payments	Yes

This was an EIDL loan given in conjunction with the US government federal disaster assistance program as part of the COVID-19 stimulus package.

Convertible Note

Issue date	07/25/18
Amount	$135,000.00
Interest rate	4.0% per annum
Discount rate	20.0%
Valuation cap	$2,750,000.00
Maturity date	01/26/21

Creditors:

MEO Enteprises ($25,000)
Gary Nuila ($20,000)
Tim Petersen ($50,000)
Jeanne Glaittli ($20,000)
Modern 8 Corporation ($10,000)
Grant Ingersoll ($10,000)
Eric Weight ($25,000)

Converts in Preferred Shares, Class B at a raise of more than $1M.

(a)   *Qualified Financing. In the event the Company consummates a Qualified Financing prior to a Change in Control (as defined below) or payment in full of this Note, all principal together with all accrued but unpaid interest under this Note shall automatically convert into shares of Preferred Stock and the Company's Class B Common Stock (the "Common Stock") at a conversion price (the "Conversion Price") equal to the lesser of (a) 80 percent (80%) of the price per share paid by the other purchasers of Preferred Stock in such Qualified Financing and (b) the price obtained by dividing $5,000,000 by the Fully Diluted Capitalization immediately prior to the Qualified Financing. The total number of shares of capital stock of the Company that the Holder shall be entitled to upon conversion of this Note shall be equal to the number obtained by dividing (A) all principal and accrued but unpaid interest under such Note by (B) the Conversion Price (the "Total Number of Shares"). The Total Number of Shares shall consist of (1) the shares of Preferred Stock issuable to the Holder pursuant to the immediately following sentence and (2) the shares of Common Stock issuable to the Holder pursuant to the final sentence of this subsection (a). The number of shares of Preferred Stock issuable to the Holder upon the conversion of this Note shall be equal to the quotient obtained by dividing (x) all principal and unpaid interest under this Note by (y) the same price per share paid by the other purchasers of Preferred Stock in the Qualified Financing (such number of shares, the "Number of Preferred Shares"). The number of shares of Common Stock issuable to the Holder upon the conversion of this Note shall be equal to the Total Number of Shares minus the Number of Preferred Shares.*

Convertible Note

Issue date	09/09/19
Amount	$50,000.00
Interest rate	4.0% per annum
Discount rate	20.0%
Valuation cap	$4,500,000.00
Maturity date	03/10/21

Creditor:

Lisa Samara, Board Director of Edify.ai, Inc.

Converts in Preferred Shares, Class B at a raise of more than $2M.

(a)   *Qualified Financing. In the event the Company consummates a Qualified Financing prior to a Change in Control (as defined below) or payment in full of this Note, all principal together with all accrued but unpaid interest under this Note shall automatically convert into shares of Preferred Stock and the Company's Class B Common Stock (the "Common Stock") at a conversion price (the "Conversion Price") equal to the lesser of (a) 80 percent (80%) of the price per share paid by the other purchasers of Preferred Stock in such Qualified Financing and (b) the price obtained by dividing $5,000,000 by the Fully Diluted Capitalization immediately prior to the Qualified Financing. The total number of shares of capital stock of the Company that the Holder shall be entitled to upon conversion of this Note shall be equal to the number obtained by dividing (A) all principal and accrued but unpaid interest under such Note by (B) the Conversion Price (the "Total Number of Shares"). The Total Number of Shares shall consist of (1) the shares of Preferred Stock issuable to the Holder pursuant to the immediately following sentence and (2) the shares of Common Stock issuable to the Holder pursuant to the final sentence of this subsection (a). The number of shares of Preferred Stock issuable to the Holder upon the conversion of this Note shall be equal to the quotient obtained by dividing (x) all principal and unpaid interest under this Note by (y) the same price per share paid by the other purchasers of Preferred Stock in the Qualified Financing (such number of shares, the "Number of Preferred Shares"). The number of shares of Common Stock issuable to the Holder upon the conversion of this Note shall be equal to the Total Number of Shares minus the Number of Preferred Shares.*

Convertible Note

Issue date	01/14/20
Amount	$325,000.00
Interest rate	4.0% per annum
Discount rate	20.0%
Valuation cap	$5,000,000.00
Maturity date	07/15/21

Creditors:

Stamford Bridge Partners ($50,000)

Teegg Capital ($100,000)

Tuanis, LLC ($55,000)

Mainstar Trust IRA FBO Kevin Bradburn ($45,000)

Jared and Jamie Richards ($60,000)

Converts to preferred, Class A at a $2M raise:

(a)   Qualified Financing. In the event the Company consummates a Qualified Financing prior to a Change in Control (as defined below) or payment in full of this Note, all principal together with all accrued but unpaid interest under this Note shall automatically convert into shares of Preferred Stock and the Company's Class A Common Stock (the "Common Stock") at a conversion price (the "Conversion Price") equal to the lesser of (a) 80 percent (80%) of the price per share paid by the other purchasers of Preferred Stock in such Qualified Financing and (b) the price obtained by dividing $5,000,000 by the Fully Diluted Capitalization immediately prior to the Qualified Financing. The total number of shares of capital stock of the Company that the Holder shall be entitled to upon conversion of this Note shall be equal to the number obtained by dividing (A) all principal and accrued but unpaid interest under such Note by (B) the Conversion Price (the "Total Number of Shares"). The Total Number of Shares shall consist of (1) the shares of Preferred Stock issuable to the Holder pursuant to the immediately following sentence and (2) the shares of Common Stock issuable to the Holder pursuant to the final sentence of this subsection (a). The number of shares of Preferred Stock issuable to the Holder upon the conversion of this Note shall be equal to the quotient obtained by dividing (x) all principal and unpaid interest under this Note by (y) the same price per share paid by the other purchasers of Preferred Stock in the Qualified Financing (such number of shares, the "Number of Preferred Shares"). The number of shares of Common Stock issuable to the Holder upon the conversion of this Note shall be equal to the Total Number of Shares minus the Number of Preferred Shares.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
7/2018	Section 4(a)(2)	Convertible Note	$135,000	General operations
9/2019	Section 4(a)(2)	Convertible Note	$50,000	General operations
1/2020	Section 4(a)(2)	Convertible Note	$325,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Cory Linton
Amount Invested	$23,000.00
Transaction type	Loan
Issue date	12/31/19
Outstanding principal plus interest	$0.00 as of 05/18/20
Interest rate	0.0% per annum
Maturity date	05/18/20
Relationship	Founder and CEO

Name	Lisa Samara
Amount Invested	$50,000.00
Transaction type	Convertible note
Issue date	09/09/19
Interest rate	4.0% per annum
Discount rate	20.0%
Maturity date	03/10/21

~~Maturity date~~	~~05/10/21~~
Valuation cap	$4,500,000.00
Relationship	Board Director

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We save lives and reduce workplace injuries--literally! Using mobile apps and artificial intelligence, Edify.ai replaces a broadly used paper process to improve safety in construction, mining, energy, manufacturing, utilities, and transportation.

Over the last 5 years, Edify's proven technology has significantly improved safety at various, large, commercial and residential construction companies, and has driven a strong culture of safety. Details available under NDA.

In 5 years, we hope to dramatically reduce global injuries and fatalities in the workplace, and have AI that identifies the risk of an incident and stops it from happening.

Our success depends on helping frontline workers, those employees who perform the most dangerous tasks--we want to be THE tool used by frontline workers globally to make them safer.

We aim for a valuation of $1B+ in 5 years and want to be actively seeking an exit via IPO or through acquisition to a strategic buyer. These projections cannot be guaranteed.

Milestones

Edify.ai, Inc was incorporated in the State of Delaware in May 2018.

Since then, we have:

- 20 customers (incl. Fortune 100 company, and top 20 construction companies). Over $1M generated.

- Proven to work -- has reduced injuries and saved up to $900 per year, per employee.

- Strong pipeline of over $10M of ARR.

- Strong team with multiple exits and experience building software for large companies and government.

- $7.8B addressable market.

- Safety is paper driven and inefficient--we can save hours per day in manual paper processing.

- Aiming to raise $1M to lead to Series A.

Historical Results of Operations

Our company was organized in May 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $120,000 compared to the year ended December 31, 2018, when the Company had revenues of $2,500.

- *Assets.* As of December 31, 2019, the Company had total assets of $555,556, including $24,141 in cash. As of December 31, 2018, the Company had $111,163 in total assets, including $13,163 in cash.

- *Net Loss.* The Company has had net losses of $288,705 and net losses of $168,919 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $1,012,557 for the fiscal year ended December 31, 2019 and $279,459 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $173,000 in debt and $535,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Edify.ai, Inc cash in hand is $26,000 as of November 2020. Over the last three months, revenues have averaged $38,000/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $68,000/month, for an average burn rate of $30,000 per month. Our intent is to be profitable in 12 months.

We acquired Safety Mojo in May 2020, which added 17 customers and approximately $300,000 in annual recurring revenue. Over the next 6 months we will be migrating these customers over to Edify and then shutting down Safety Mojo. These new customers represent $2M in potential additional annual recurring revenue, if they were to fully adopt Edify. These projections cannot be guaranteed.

Coronavirus has significantly increased the demand for our safety software, as industrial worksites are looking for technology to keep worksites at full production in a safe manner. We are currently negotiating significant agreements with top 20 organizations that could rapidly increase in our sales over the next 12 months. This is one of the biggest needs we have of capital--to fully leverage those opportunities that have presented themselves as a result of Coronavirus.

We believe Coronavirus could have a significantly positive impact on our business, and once we help customers solve their Coronavirus needs, we are extremely well positioned to migrate them to our safety solutions.

We expect our monthly revenue to be $75K-$200K per month over the next 3-6 months, based on the closing of the large agreements we are currently negotiating, although this cannot be guaranteed.

For the next 6 months, we are focused on two things--both of which will keep our expenses stabilized. We will only increase expenses based on additional sales, which could significantly increase with COVID 19.

We hope to do this by making sure our product is optimized and ready for mass

scale--by focusing on implementing with our core set of customers, and especially the large data center being built by a top 20 general contractor. This is where nearly all the money will go if we reach our minimum goal.

Also, we hope to leverage existing distribution opportunities made available with existing relationships that we have. This represents significant revenues and require no lead generation, just leveraging the relationships we have. Because of our unique technology, we are very well positioned to help companies continue to operate safely under the pressure of COVID 19 and with social distancing requirements for workers who can't work remotely. As we generate revenue from COVID 19 related sales, we will invest all of that money into additional marketing and sales, which will give us additional capital.

We raised $325,000 in investment capital via convertible notes in Q1 2020, which will fund our operations through July 2020. We have also recently closed on the acquisition of Safety Mojo, a software company that will add about $180,000 in revenue in 2020, and $300,000 in revenue in 2021. Edify was approved for an EIDL SBA loan of $150,000, which we accepted, at an interest rate of 3.75%, with no payments due until June 2021 and lasting for 30 years.

We have an active pipeline of additional opportunities, and are finalizing contracts with a number of new customers that will add approximately $200,000 - $400,000 of incremental revenue in the short term, and could lead to $millions of revenue in the long term.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

  i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

  ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

  iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

  i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

  ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

  iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

  i. at the time of the filing of this offering statement bars the person from:

    A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of

Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identify of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.edify.ai//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

> Early Bird Cooley Go Convertible Note
> Cooley Go Convertible Note

Appendix C: Financial Statements

> Financials 1
> Financials 2

Appendix D: Director & Officer Work History

> Brian Kennedy
> Cory Linton
> Kirill Tatarinov
> Lisa Samara
> Shahid Chishty

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

> Early Bird Cooley Go Convertible Note

> Cooley Go Convertible Note

Appendix C: Financial Statements

> Financials 1

> Financials 2

Appendix D: Director & Officer Work History

> Brian Kennedy

> Cory Linton

> Kirill Tatarinov

> Lisa Samara

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Edify.ai, Inc

By

Cory Linton

Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Lisa M. Samara

Board Member

11/8/2020

Shahid Chishty

Chief Financial Officer

11/5/2020

Cory Linton

Chief Executive Officer

11/5/2020

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.